Exhibit 8.1

Significant Subsidiaries

(as defined in Rule 1-02(w) of Regulation S-X)

Name of subsidiary	Jurisdiction of incorporation	Proportion of ownership interest
BC Holdings Limited	Guernsey	100%
Ollivets Investments Limited	Guernsey	100%
Burford Capital LLC	United States	100%
Ballard LLC*	United States	100%
Burford Capital Global Finance LLC	United States	100%
Prospect Investments LLC*	United States	100%
Wilburn Investments LLC*	United States	100%
Burford Capital Holdings (UK) Limited	United Kingdom	100%
Burford Capital Overseas Limited	United Kingdom	100%
Burford Capital PLC	United Kingdom	100%
Burford Capital (UK) Limited	United Kingdom	100%
Burford Global Investments Limited	United Kingdom	100%
Burford Investments Limited	United Kingdom	100%
Burford Ireland LP*	Ireland	100%
Justitia Ireland Investments DAC*	Ireland	100%

* Represents investment subsidiaries.